Exhibit 99.1

ICON plc update on issuance of full-year 2026 guidance

On January 7, 2025, ICON plc announced that, further to prior updates regarding the timing for issuance of full-year 2026 guidance, ICON confirms that it intends to issue full-year 2026 guidance alongside the release of our fourth quarter and full-year 2025 results.

This statement contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this statement. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Contact: Investor Relations +1 888 381 7923
Nigel Clerkin, Chief Financial Officer +353 1 291 2000
Kate Haven, Vice President Investor Relations +1 888 381 7923